Pratt Standard Cocktail Company

BALANCE SHEET

As of October 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking Plus 0116	-12,486.96
Cash Box	0.00
Total Bank Accounts	**$ -12,486.96**
Accounts Receivable	
Accounts Receivable	6,689.53
Total Accounts Receivable	**$6,689.53**
Other Current Assets	
Eq	1,442.85
Ingredient Inventory	8,851.85
Inventory Asset	-120.00
Packaging Supplies Inventory	942.58
Produced Bottle Inventory	69,650.33
Undeposited Funds	1,552.00
Total Other Current Assets	**$82,319.61**
Total Current Assets	**$76,522.18**
Fixed Assets	
Accumulated Depreciation	-7,386.68
Equipment	8,892.29
Total Fixed Assets	**$1,505.61**
Other Assets	
Prepaid Expenses- Trade Show	4,788.35
Security Deposit	2,550.00
Total Other Assets	**$7,338.35**
TOTAL ASSETS	**$85,366.14**

Pratt Standard Cocktail Company

BALANCE SHEET

As of October 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	13.00
Total Credit Cards	**$13.00**
Other Current Liabilities	
District of Columbia Payable	310.62
Fundbox Invoice Advances	0.00
Loan Payable	237,629.55
Other Current Liabilities	0.00
Texas Department of Revenue Payable	2.63
Total Other Current Liabilities	**$237,942.80**
Total Current Liabilities	**$237,955.80**
Total Liabilities	**$237,955.80**
Equity	
Common Stock	64,000.00
Opening Balance Equity	25,090.00
Owner Distribution	1,000.00
Retained Earnings	-183,672.79
Net Income	-59,006.87
Total Equity	**$ -152,589.66**
TOTAL LIABILITIES AND EQUITY	**$85,366.14**